SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                          Rule 13d-2(a)

                        (Amendment No. 4)

                      THE PRESLEY COMPANIES
                        (Name of Issuer)

         Series A Common Stock $0.01 Par Value Per Share
                 (Title of Class of Securities)

                           741030-10-0
                         (CUSIP Number)

                      General William Lyon
                  c/o William Lyon Homes, Inc.
                         4490 Von Karman
                Newport Beach, California  92660
                        (949) 833-3600
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         with a copy to:
                     David A. Krinsky, Esq.
                      O'Melveny & Myers LLP
              610 Newport Center Drive, Suite 1700
              Newport Beach, California  92660-6429
                        (949) 823-7902

                        February 12, 1999
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box:

CUSIP No. 741030-10-0                                Schedule 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      General William Lyon

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                         (a)
                                         (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

                         7    SOLE VOTING POWER
     Number of
     Shares                   7,939,589
     Beneficially
     Owned by
     Each Reporting
     Person With

                         8    SHARED VOTING POWER

                              0

                         9    SOLE DISPOSITIVE POWER

                              7,939,589

                         10   SHARED DISPOSITIVE POWER

                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

             7,939,589

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            15.2%

14    TYPE OF REPORTING PERSON*
      IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4.   Purpose of Transaction

          Item 4 of this Statement on Schedule 13D, filed by General William Lyon (the "Reporting Person") with respect to the Series A Common Stock, $0.01 par value, of The Presley Companies, a Delaware corporation (the "Company"), is hereby amended and supplemented as follows:

          William Lyon Homes, Inc. ("WL Homes"), a corporation which is controlled by the Reporting Person, has proposed a modification to the non-binding letter of intent (the "Letter of Intent") which was entered into as of December 31, 1998 among WL Homes, the Company and Presley Homes, a California corporation ("Presley-Cal."), with respect to (i) the proposed purchase by Presley-Cal. of all or substantially all of the assets of WL Homes (the "Acquisition"), and (ii) the proposed concurrent purchase by WL Homes pursuant to a tender offer (the "Offer") of a portion of the outstanding Common Stock of the Company (other than shares held by William Lyon) for a purchase price of $0.62 per share. Under the proposed modification, WL Homes has proposed to purchase not more than 37% of the outstanding shares of Common Stock of Presley-Del. at a price of $0.62 per share.
In addition, WL Homes has proposed that the Acquisition and the Offer (collectively, the "Transactions") be structured to permit the Reporting Person and his affiliates, prior to consummation of the Transactions and consistent with the requirements of applicable securities laws, to sell shares of Presley-Del. Common Stock which are currently owned by such persons, up to a maximum of 4% of the total number of shares of Presley-Del. Common Stock presently outstanding. The full text of the proposed modification, which is filed as Exhibit 1 hereto, is incorporated herein by reference.

          The Transactions are subject to the negotiation and execution of a definitive agreement among the parties and various other terms and conditions as set forth in the Letter of Intent and the proposed modification. Their can be no assurances that the parties will ultimately enter into a definitive agreement with respect to the Transactions or that the conditions to the Transactions will be satisfied.

          The Company and WL Homes have agreed in the Letter of Intent that, subject to the fiduciary duties of their respective boards of directors, they will negotiate exclusively with each other towards a definitive agreement until March 31, 1999.

          Except as described in this Item 4, as amended, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.   Material To Be Filed as Exhibits

Exhibit 1 Modification to Letter of Intent as described in Item 4 of this Schedule 13D.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                                   /s/ William Lyon
                                   -------------------------------
                                   William Lyon

Dated:         February 16, 1999